Exhibit 2.1

19 March 2012 UNITED PARCEL SERVICE, INC. TNT EXPRESS N.V.

MERGER PROTOCOL

EXECUTION COPY

Page I

EXECUTION COPY

PART II	41

SCHEDULE 4 INTERIM PERIOD	42

SCHEDULE 5 BINDING ADVICE	44

Page II

EXECUTION COPY

MERGER PROTOCOL

BETWEEN:

(1)	UNITED PARCEL SERVICE, INC., a corporation organised and existing under the laws of the State of Delaware, having its address at 55 Glenlake Parkway, Atlanta, Georgia 30328, USA (UPS); and

(2)	TNT EXPRESS N.V., a public company with limited liability (naamloze vennootschap), incorporated under the laws of The Netherlands, having its registered seat at Amsterdam, and its address at Taurusavenue 111, 2132 LS Hoofddorp, The Netherlands (TNT),

(the parties above together the Parties and each also a Party).

WHEREAS:

(A) TNT is listed on the stock exchange of Euronext Amsterdam by NYSE Euronext, the regulated market of Euronext N.V. (Euronext Amsterdam).

(B) TNT and its Affiliates (together the TNT Group) are engaged in the business of package delivery services.

(C) UPS is listed on the New York Stock Exchange, operated by NYSE Euronext (NYSE) and is, together with its Affiliates, also engaged in the business of package delivery services.

(D) UPS intends to merge with TNT by way of a recommended public offer (openbaar bod) to be made by UPS or a wholly-owned subsidiary of UPS in respect of all ordinary shares of TNT as further described in this Merger Protocol (the Offer and, together with the transactions contemplated in connection therewith, the Merger).

(E) On 11 January 2012, UPS and TNT entered into a confidentiality agreement (the Confidentiality Agreement).

(F) UPS and its advisors have performed a high level due diligence investigation into certain legal, financial, commercial, regulatory, tax and pension aspects of the TNT Group and its businesses based on the information included in the data room prepared by TNT, follow-up questions and other information provided to UPS or its advisors by or on behalf of TNT (the Pre-Signing Due Diligence).

(G) At the date of this Merger Protocol, the authorised share capital of TNT amounts to EUR 120,000,000, divided into 750,000,000 ordinary shares with a nominal value of EUR 0.08 each and 750,000,000 preference shares with a nominal value of EUR 0.08 each.

(H) On 15 March 2012, there were approximately 10,453,831 American Depositary Receipts (ADRs) outstanding, each representing one ordinary share of TNT, and together representing approximately 1.92% of the issued and outstanding ordinary shares of TNT.

(I) At the date of this Merger Protocol, the issued share capital of TNT amounts to EUR 43,456,193,60, divided into 543,202,420 ordinary shares (including all ordinary shares represented by the ADRs), such shares, together with any ordinary shares that may be issued by TNT pursuant to the exercise of share options prior to the Closing Date, the Shares).

(J) At the date of this Merger Protocol, TNT does not hold any Shares.

EXECUTION COPY

(K) At the date of this Merger Protocol, UPS does not hold any Shares.

(L) TNT has entered into an agreement with Stichting Continuïteit TNT Express (the Foundation) dated 31 May 2011 (the Foundation Option Agreement), pursuant to which the Foundation has been granted a call option to acquire from TNT such number of preference shares with a nominal value of EUR 0.08 each (the Protective Preference Shares) as is equal to the total number of Shares minus one and minus any Shares or Protective Preference Shares already issued to the Foundation (the Call Option).

(M) UPS and TNT have discussed their intentions in relation to the Merger and UPS has informed TNT of its intentions regarding the possible steps to be taken after declaring the Offer unconditional (gestanddoening) as further set out in this Merger Protocol.

(N) The executive board (raad van bestuur) of TNT (the Executive Board) and the supervisory board (raad van commissarissen) of TNT (the Supervisory Board) (the Boards) have in connection with the Offer received fairness opinions to the effect that, as of the date of this Merger Protocol, the Offer Price (as defined below) is fair to the holders of Shares from a financial point of view, in form and substance satisfactory to the Boards and in support of their recommendation of the Offer.

(O) The Boards have approved the terms of this Merger Protocol and intend to recommend the Offer for acceptance by the holders of Shares, subject to the terms and conditions of this Merger Protocol.

(P) On 7 April 2011, TNT and TNT N.V. (currently named PostNL N.V.) entered into a relationship agreement (the Relationship Agreement). The Relationship Agreement provides, inter alia, for the terms and conditions on lock-up and the restrictions on transfer of Shares held by PostNL N.V. in the event of a third party making a takeover bid for TNT. As at the date hereof, the Parties assume that PostNL N.V. holds approximately 29.8% of the Shares.

(Q) On 18 March 2012, UPS obtained an irrevocable undertaking from PostNL N.V. to tender all of the Shares held by it under the Offer, if and when made (the Irrevocable).

(R) The Parties have discussed and agreed the contents and timing of (i) public announcement of the Merger and (ii) communications with the relevant authorities and employee representatives. The notification and consultation procedure with respect to the Offer pursuant to the SER Fusiegedragsregels 2000 (the Dutch code in respect of informing and consulting of trade unions), the Dutch Works Council Act (Wet op de Ondernemingsraden; the WOR) and any other similar laws and regulations of any jurisdiction other than The Netherlands have been initiated or will be initiated immediately after execution of this Merger Protocol.

(S) The Parties wish to lay down their respective rights and obligations with respect to the Offer and the Merger in this Merger Protocol.

HEREBY AGREE AS FOLLOWS:

1.	INTERPRETATION

1.1 Capitalised words and expressions used in this Merger Protocol, including those used in the preamble to this Merger Protocol, shall have the meaning ascribed to such words and expressions in Schedule 1.

1.2 References in this Merger Protocol to:

(a)	any gender shall include all genders and words importing a singular number only shall include the plural and vice versa, unless otherwise specified;

EXECUTION COPY

(b)	statutes, acts and the like of whatever jurisdiction shall include any modification, re-enactment or extension thereof and any orders, regulations, instruments or other subordinate legislation made thereunder in force from time to time; and

(c)	persons shall include corporate bodies, corporate entities, firms, unincorporated or incorporated associations, foundations and partnerships.

1.3 The Schedules comprise schedules to this Merger Protocol and shall have the same force and effect as if set out in the body of this Merger Protocol and any reference to this Merger Protocol shall include the Schedules.

1.4 The headings in this Merger Protocol are inserted for convenience only and shall not affect its interpretation.

2.	THE OFFER

Preparations of the Offer

2.1 UPS undertakes to TNT to prepare and make, or designate a wholly-owned subsidiary to make (uitbrengen), declare unconditional (gestand doen) and settle (betalen en levering aanvaarden) the Offer on the terms and subject to the conditions set out in this Merger Protocol.

2.2 The Parties shall use their respective best efforts to ensure that the Offer will be completed as soon as possible following the date of this Merger Protocol, subject to the terms and conditions of this Merger Protocol.

2.3 The Parties shall comply with all applicable laws and regulations, including without limitation, the applicable provisions of the Dutch Act on Financial Supervision (Wet op het Financieel Toezicht; the Wft), the Decree on Public Takeovers (Besluit Openbare Biedingen; the Decree), the rules and regulations promulgated pursuant to the Wft and the Decree, the policy guidelines and instructions of the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten; the AFM), the WOR, the SER Fusiegedragsregels 2000, the rules and regulations of Euronext Amsterdam and, in so far as applicable, NYSE, the Dutch Civil Code (Burgerlijk Wetboek) (the DCC), the relevant securities and employee consultation rules and regulations in other applicable jurisdictions including, without limitation, the applicable US securities laws, and the relevant Antitrust Laws applicable to the Offer (collectively, the Applicable Rules).

Offer Price

2.4 Provided that this Merger Protocol is not terminated pursuant to clause 15 and subject to the satisfaction or waiver of the Commencement Conditions and the Offer Conditions, the Offer shall commit UPS to acquire each Share validly tendered under the Offer and not withdrawn against payment of a cash consideration of EUR 9.50 (nine euro and fifty cents) (and, in respect of ADRs, the U.S. Dollar equivalent of EUR 9.50 per ADR, calculated by using the spot market exchange rate for the U.S. Dollar against the euro on the date on which funds are received by the paying agent to pay for ADRs upon completion of the Offer) (the Offer Price), which price includes, for the avoidance of doubt, any (interim) dividends and other distributions that may be declared or paid in the period between the date of this Merger Protocol and completion of the Offer, except for a financial year 2011 final dividend payment not exceeding EUR 0.004 per Share.

EXECUTION COPY

2.5 If TNT were to declare or pay any (interim) dividend or other distribution as referred to in Schedule 4, paragraph (b) in the period between the date of this Merger Protocol and the Settlement Date (except for a financial year 2011 final dividend payment not exceeding EUR 0.004 per Share), then the Offer Price will be decreased by the full amount of any such dividend payment or other distribution declared or made by TNT in respect of each Share (before any applicable withholding tax).

Joint Announcement

2.6 The execution of this Merger Protocol will be announced immediately following its execution and in any event prior to the opening of the first trading day on Euronext Amsterdam following the execution of this Merger Protocol by way of a press release issued jointly by UPS and TNT (the Joint Announcement). The AFM and Euronext Amsterdam will be provided with a copy of the Joint Announcement immediately upon its release. The relevant (international) press-agents, the Socio-Economic Council (Sociaal-Economische Raad), the relevant Dutch trade unions, the European works council and the Works Council will also receive a copy. A copy of the Joint Announcement is attached hereto as Schedule 2.

Commencement Date

2.7 UPS shall make the Offer no later than on the earlier of:

(a)	the fifth Business Day after the day on which Phase I Competition Clearance from the European Commission has been obtained;

(b)	if Phase I Competition Clearance has not been obtained, the fifth Business Day after the day on which ten (10) Business Days have passed after the commencement of the Phase II Investigation; and

(c)	the last day on which the Offer has to be made pursuant to the Decree,

subject in all cases to all Commencement Conditions being satisfied or waived by UPS and/or TNT, as the case may be, in accordance with this Merger Protocol (the date on which the Offer is made, the Commencement Date).

Offer Period

2.8 UPS may, in its sole discretion, determine the duration of the acceptance period (aanmeldingstermijn) of the Offer (the Offer Period), provided that the initial Offer Period shall be no less than eight (8) weeks and no longer than ten (10) weeks (the last day of the Offer Period, the Closing Date).

2.9 Immediately prior to the expiration of the Offer Period, TNT shall provide a written confirmation to UPS that, to the best knowledge of the members of the Executive Board, after having made reasonable enquiries, the Offer Conditions set forth in clause 4.3(d) (no breach by TNT) and clause 4.3(h) (no breach of public offer regulations) have been satisfied (or not, in which case reasonable details as to the non-satisfaction shall be included in the written confirmation) as of that time. Immediately prior to the expiration of the Offer Period, UPS shall provide a written confirmation to TNT that, to the best knowledge of the members of its executive board, after having made reasonable enquiries, the Offer Conditions set forth in clause 4.3(e) (no breach by UPS) and clause 4.3(h) (no breach of public offer regulations) have been satisfied (or not, in which case reasonable details as to the non-satisfaction shall be included in the written confirmation) as of that time.

EXECUTION COPY

2.10 If any Offer Condition is not satisfied or waived on the initial Closing Date, UPS may, at its sole discretion, extend the initial Offer Period once, provided that:

(a)	such extension of the initial Offer Period shall be no less than two (2) weeks and no more than ten (10) weeks after the initial Closing Date; and

(b)	if the Offer Condition relating to competition clearance set out in clause 4.3(b) is not satisfied or waived on the initial Closing Date, UPS must extend the initial Offer Period for one or more periods of time (subject to, in respect of an extension by more than one period, receipt of an exemption granted by the AFM, to be requested by UPS) until such time as the Parties reasonably believe is necessary to cause such Offer Condition to be satisfied.

Any request to the AFM for an exemption to extend the Offer Period more than once, other than pursuant to clause 2.10(b), shall require the prior written consent of TNT, which shall not be unreasonably withheld or delayed.

If, at any point in time prior to the Long Stop Date (i) the AFM does not grant an exemption to extend the Offer Period as a consequence of which the Offer Period has lapsed without the Offer having been declared unconditional (gestand gedaan) and (ii) the Offer Condition relating to competition clearance set out in clause 4.3(b) is not yet satisfied or waived, but no decision has yet been made or deemed to have been made by the European Commission in respect of Phase II Competition Clearance, UPS shall promptly launch a new public offer on the same terms and conditions as the Offer (and such new offer will then be deemed to be the “Offer” for purposes of this Agreement).

In case of one or more extensions of the Offer Period, all references to the Closing Date shall, unless the context requires otherwise, be deemed to refer to the latest date and time to which the Offer Period has been so extended.

2.11 If the Offer Conditions have been satisfied or waived in accordance with the terms and conditions of this Merger Protocol, UPS shall publicly declare the Offer unconditional no later than the third (3rd) Business Day after the Closing Date (the Unconditional Date). Settlement is expected to occur on the fifth (5th) Business Day after the Unconditional Date (the Settlement Date).

2.12 In the event that UPS declares the Offer unconditional (gestand doet), UPS shall also publicly announce a post acceptance period (na-aanmeldingstermijn) of no more than two (2) weeks (the Post Closing Acceptance Period) and accept, against payment of the Offer Price, each Share that is validly tendered and not withdrawn within such period.

2.13 Nothing is this clause 2 shall limit the rights of UPS under article 15 paragraph 5 of the Decree.

Offer Memorandum and Position Statement

2.14 On the Commencement Date, UPS shall make the offer memorandum (biedingsbericht) (together with all amendments and supplements thereto, the Offer Memorandum) generally available in The Netherlands and in those other jurisdictions in which the Parties agree or are obliged pursuant to the Applicable Rules to make the Offer. UPS and TNT shall jointly announce the availability of the Offer Memorandum and shall disseminate the Offer Memorandum in the jurisdictions where the Offer is made in accordance with the applicable laws and regulations in such jurisdictions.

EXECUTION COPY

2.15 The Offer Memorandum (and all transactions contemplated thereby) shall comply as to form and substance in all respects with the Applicable Rules, may include such additional information as the Parties reasonably agree should be included and shall otherwise be consistent with commercial practice. The Offer Memorandum shall be drafted by UPS. TNT shall be given sufficient opportunity to review, comment upon and, except for sections solely relating to,and/or being under the responsibility of, UPS, approve the Offer Memorandum (which approval shall not be unreasonably delayed or withheld). TNT, acting reasonably, undertakes to timely provide all such information and data relating to TNT and the TNT Group as is reasonably required to be included in the Offer Memorandum. UPS and TNT will timely submit the Offer Memorandum to the AFM for approval.

2.16 TNT will prepare the position statement pursuant to article 18 of the Decree (the Position Statement), which, subject to the terms of this Merger Protocol, shall set forth the Recommendation referred to in clause 3.1(b) and otherwise be consistent with this Merger Protocol and the Offer Document, shall comply as to form and substance in all respects with the Applicable Rules and may include such additional information as TNT reasonably determines should be included therein. Subject to the terms of this Merger Protocol, TNT will issue the Position Statement to holders of Shares as and to the extent required by the Applicable Rules, it being agreed that, to the extent permissible under the Applicable Rules, issuance of the Position Statement will not take place until consultations with the Works Council have been completed in accordance with the WOR.

2.17 Subject to the terms of this Merger Protocol, both the Offer Memorandum and the Position Statement shall contain a statement of the Boards that they unanimously support and recommend the Offer to the shareholders of TNT. The Fairness Opinions referred to in clause 3.2 will be included in the Position Statement.

2.18 Each Party shall provide all information as may reasonably be required by the other Party to make the Offer Memorandum and the Position Statement true, accurate and complete. Each Party shall be responsible for the information provided by it.

Timetable

2.19 Subject to the terms and conditions of this Merger Protocol and to the extent reasonably possible, the Parties shall complete the Offer in accordance with the timetable applicable to the Offer pursuant to the provisions of the Decree.

Consultation and cooperation

2.20	UPS and TNT:

(a)	shall consult each other in respect of any relevant matters in pursuance of the Offer, including on publicity and investor relations, subject to the terms and provisions of this Merger Protocol; and

(b)	shall notify each other promptly (and supply copies of all relevant information) of any event or circumstance it may become aware of and which would be likely to have material adverse consequences for the Offer, including any significant adverse impact on the satisfaction of the Commencement Conditions and/or the Offer Conditions, provided that any delay in or absence of such notification by UPS shall not prejudice any of UPS’s rights under or pursuant to this Merger Protocol and that any delay in or the absence of such notification by TNT shall not prejudice any of TNT’s rights under or pursuant to this Merger Protocol.

EXECUTION COPY

3.	RECOMMENDATION AND SUPPORT

3.1 On the basis that the Offer, the Merger and the related actions as contemplated in this Merger Protocol are in the best interest of TNT and its stakeholders (including its shareholders), TNT confirms that:

(a)	the Boards have unanimously approved and consented to the entering into by TNT of this Merger Protocol;

(b)	the Boards have duly considered the Offer and intend, subject to the provisions of this Merger Protocol, to support and unanimously recommend the Offer for acceptance to holders of Shares in the Joint Announcement, any further press releases in connection with the Offer, the Offer Memorandum and the Position Statement (the Recommendation);

(c)	subject to the terms and conditions of this Merger Protocol and Dutch law, neither the Boards nor any of their members shall revoke or materially modify, amend or qualify their respective recommendation nor make any public contradictory statements as to their position with respect to the Offer; and

(d)	the Boards have resolved that TNT will take all necessary actions within its power to effect the Merger.

3.2 The Boards have obtained, inter alia, the opinions, addressed to the Boards by Goldman Sachs International and to the Supervisory Board by Lazard B.V., in each case, to the effect that, as of the date of this Merger Protocol, the Offer Price is fair to the holders of Shares from a financial point of view (such opinions, the Fairness Opinions).

4.	CONDITIONS

Commencement Conditions

4.1 The obligation of UPS to make the Offer (het bod uitbrengen) shall be subject to the satisfaction or waiver, as the case may be, in accordance with this Merger Protocol, of the conditions set forth in this clause 4.1 (the Commencement Conditions):

(a)	no Material Adverse Effect having occurred;

(b)	TNT not having breached the terms of this Merger Protocol to the extent that any such breach (i) has or could reasonably be expected to have material adverse consequences for TNT, UPS or the Offer; and (ii) is incapable of being remedied within ten (10) Business Days after receipt by TNT of a written notice from UPS or has not been remedied by TNT within ten (10) Business days after receipt by TNT of a written notice from UPS;

(c)	UPS not having breached the terms of this Merger Protocol to the extent that any such breach (i) has or could reasonably be expected to have material adverse consequences for TNT or the Offer; and (ii) is incapable of being remedied within ten (10) Business Days after receipt by UPS of a written notice from TNT or has not been remedied by UPS within ten (10) Business days after receipt by UPS of a written notice from TNT;

(d)	the AFM having approved the Offer Document;

EXECUTION COPY

(e)	neither of the Boards having revoked or materially modified, amended or qualified its Recommendation;

(f)	the Foundation not having exercised, in whole or in part, its Call Option to have Protective Preference Shares issued to it;

(g)	no notification having been received from the AFM stating that preparation of the Offer has been made in violation of chapter 5.5 of the Wft, and that, pursuant to Article 5:80 paragraph 2 of the Wft, investment firms (beleggingsondernemingen, as defined in the Wft) will not be allowed to cooperate with the settlement of the Offer; and

(h)	no order, stay, judgment or decree having been issued by any court, arbitral tribunal, government, governmental authority or other regulatory or administrative authority that remains in force and effect, and no statute, rule, regulation, governmental order or injunction having been enacted, which in any such case prohibits the making and/or consummation of the Offer in accordance with this Merger Protocol in any material respect.

Waiver

4.2 The Commencement Conditions in clauses 4.1(a), 4.1(b), 4.1(e) and 4.1(f) are for the benefit of UPS and may be waived (either in whole or in part) by UPS at any time, in any such case by written notice to TNT.

The Commencement Condition set out in clause 4.1(c) is for the sole benefit of TNT and may be waived (either in whole or in part) by TNT at any time by written notice to UPS.

Commencement Conditions 4.1(d), 4.1(g) and 4.1(h) cannot be waived.

No Party may invoke any of the Commencement Conditions if the non-satisfaction of such condition(s) is caused by a breach of that Party of any of its obligations under this Merger Protocol.

Offer Conditions

4.3 The obligation of UPS to declare the Offer unconditional (het bod gestand doen) shall be subject to the satisfaction or waiver by UPS and/or TNT, as the case may be, in accordance with this Merger Protocol, of the conditions set forth in this clause 4.3 (the Offer Conditions):

(a)	the number of Shares having been tendered for acceptance on the Closing Date, together with (i) any Shares directly or indirectly held by UPS or any of its Affiliates at the Closing Date; (ii) any Shares committed to UPS, or any of its Affiliates, in writing and (iii) any Shares to which UPS is entitled (gekocht maar nog niet geleverd), representing at least 80% of TNT’s aggregate issued and outstanding ordinary share capital (geplaatst en uitstaand kapitaal) (excluding any Shares held by TNT at the Closing Date) on a fully diluted basis as at the Closing Date;

(b)	EU Competition Clearance and the Other Key Competition Clearances having been obtained;

(c)	no Material Adverse Effect having occurred;

EXECUTION COPY

(d)	TNT not having breached the terms of this Merger Protocol to the extent that any such breach (i) has or could reasonably be expected to have material adverse consequences for TNT, UPS or the Offer; and (ii) is incapable of being remedied within ten (10) Business Days after receipt by TNT of a written notice from UPS or has not been remedied by TNT within ten (10) Business days after receipt by TNT of a written notice from UPS;

(e)	UPS not having breached the terms of this Merger Protocol to the extent that any such breach (i) has or could reasonably be expected to have material adverse consequences for TNT or the Offer; and (ii) is incapable of being remedied within ten (10) Business Days after receipt by UPS of a written notice from TNT or has not been remedied by UPS within ten (10) Business days after receipt by UPS of a written notice from TNT;

(f)	neither of the Boards having revoked or materially modified, amended or qualified its Recommendation;

(g)	the Foundation not having exercised, in whole or in part, its Call Option to have Protective Preference Shares issued to it and having agreed to terminate the Foundation Option Agreement, subject only to the Offer being declared unconditional (gestanddoening);

(h)	on or prior to the Unconditional Date, no notification having been received from the AFM stating that preparation of the Offer has been made in violation of chapter 5.5 of the Wft, and that, pursuant to Article 5:80 paragraph 2 of the Wft, investment firms (beleggingsondernemingen, as defined in the Wft) will not be allowed to cooperate with the settlement of the Offer; and

(i)	no order, stay, judgment or decree having been issued by any court, arbitral tribunal, government, governmental authority or other regulatory or administrative authority that remains in force and effect, and no statute, rule, regulation, governmental order or injunction having been enacted, which in any such case prohibits the making and/or consummation of the Offer in accordance with this Merger Protocol in any material respect.

Waiver

4.4 The Offer Conditions set out in clauses 4.3(a), 4.3(b), 4.3(c), 4.3(d), 4.3(f) and 4.3(g) are for the sole benefit of UPS and may be waived (either in whole or in part) by UPS at any time by written notice to TNT.

The Offer Condition set out in clause 4.3(e) is for the sole benefit of TNT and may be waived (either in whole or in part) by TNT at any time by written notice to UPS.

The Offer Conditions set forth in clauses 4.3(h) and 4.3(i) cannot be waived.

Announcement of non/satisfaction or waiver

4.5 In accordance with the Merger Rules, if it is ascertained by UPS that an Offer Condition is not, or is incapable of being, satisfied and the relevant Offer Condition is not waived, UPS shall publicly announce this.

EXECUTION COPY

Competition Clearance

4.6 UPS shall have the primary responsibility, and take all steps required in consultation with TNT and with the assistance of its advisors, to make all necessary filings to obtain the EU Competition Clearance and the Other Key Competition Clearances as soon as permitted and practicably feasible under the relevant competition laws and shall use its best efforts to obtain the approvals of the relevant competition authorities as soon as practicable. In particular and without prejudice to the generality of the foregoing, UPS shall:

(a)	submit a briefing paper to the European Commission setting out the main arguments in a form reasonably acceptable to TNT as soon as practicable after signing of the Merger Protocol and in any event within thirty (30) Business Days after signing of the Merger Protocol or such longer period agreed upon by TNT;

(b)	procure the filing with the European Commission of the Form CO as set out in Annex I to the Commission Regulation (EC) No 802/2004 in a form reasonably acceptable to TNT as soon as practicable after signing of the Merger Protocol and in any event within sixty (60) Business Days after signing of the Merger Protocol or such longer period which is reasonably acceptable to, and approved by, TNT; and

(c)	not enter into (and will procure that none of its Affiliates enters into) any other agreement or arrangement where the effect of any such agreement or arrangement is likely to affect, delay, impede or in any respect prejudice the obtaining of EU Competition Clearance or the Other Key Competition Clearances.

If a competition approval or statement of no objection of a Regulatory Authority in respect of the Offer is given subject to conditions or obligations (Commitments), then those Commitments being reasonably satisfactory to UPS, acting reasonably, shall be accepted.

This clause 4.6 shall apply equally to the provision of Commitments to the competent authorities of a Member State if the European Commission makes a referral in whole or in part under Article 9 of the EC Merger Regulation to a competent authority of one or more Member States whose laws prohibit the parties from completing the consummation of the Offer before clearance is obtained under such national merger control.

UPS shall:

(a)	promptly notify TNT of any communication (whether written or oral) from the European Commission or any national competition authority in a country where according to local laws a notification is required (each a Regulatory Authority);

(b)	give TNT reasonable notice of all meetings and telephone calls with any Regulatory Authority and give TNT reasonable opportunity to participate in such meetings and telephone calls (save to the extent that a Regulatory Authority expressly requests TNT not be present at such meeting or any part thereof); and

(c)	provide TNT with drafts of all written communications intended to be sent to any Regulatory Authority, give TNT a reasonable opportunity to comment thereon, and provide TNT with final copies of all such communications (save that in relation to all disclosure under this sub-clause, business secrets and other confidential material may be redacted so long as TNT acts reasonably in identifying such material for redaction).

EXECUTION COPY

Best Efforts

4.7 Without prejudice to clauses 4.5 and 4.6, UPS and TNT shall consult with each other and each of UPS and TNT undertakes to use its best efforts to procure the fulfilment of the Commencement Conditions and the Offer Conditions as soon as reasonably practicable. If at any time a Party becomes aware of a fact or circumstance that might prevent a Commencement Condition or an Offer Condition from being satisfied, it shall immediately inform the other Party in writing. Without limiting the generality of the foregoing, each of the Parties shall make all applications and notifications required by the Commencement Conditions and the Offer Conditions and shall use its best efforts to procure that all such information as is requested by the relevant authorities in connection with any such applications and notifications is provided as promptly as reasonably practicable.

Binding advice in relation to Material Adverse Effect

4.8 If UPS considers that the Commencement Condition set out in clause 4.1(a) or the Offer Condition set out in clause 4.3(c), as the case may be, has not been satisfied, UPS may give written notice thereof to TNT, together with its explanations and, where practicable, supported by documentation.

4.9 If, following such notice, TNT disagrees with UPS’s position, TNT shall respond within three (3) Business Days in writing stating, in detail and supported by documents where possible, that it disagrees with such Commencement Condition or such Offer Condition, as the case may be, not having been satisfied (a Notice of Disagreement).

4.10 If TNT has sent a Notice of Disagreement to UPS in accordance with clause 4.9, UPS shall reply within three (3) Business Days in writing thereto responding to the arguments raised by TNT in its Notice of Disagreement (a Counter-Notice of Disagreement).

4.11 Either Party shall be entitled upon lapse of three (3) Business Days from the Counter-Notice of Disagreement to submit the dispute in writing, with a copy to the other Party, to a binding advisor (Binding Advisor) who shall settle the matter by way of binding advice (bindend advies) (Binding Advice) under articles 7:900 et seq. of the DCC and in accordance with the terms as set out in Schedule 5.

4.12 The Binding Advisor shall be the President of the Enterprise Chamber (Ondernemingskamer) of the Court of Appeals of Amsterdam. If such agreed Binding Advisor is not able (for whatever reason) to provide the Binding Advice within ten (10) Business Days, each Party shall be entitled to request the President of the District Court of Amsterdam to appoint another independent lawyer as a Binding Advisor within two (2) Business Days. The Binding Advisor shall decide as binding advisor, not as arbitrator. The Parties shall fully cooperate with the Binding Advisor and shall provide him promptly with all information that he reasonably requires. The Binding Advice shall be rendered within ten (10) Business Days after the dispute having been referred to the Binding Advisor or such shorter period as the Parties may agree. Notwithstanding the previous sentence, if the Binding Advice relates to an Offer Condition, the Binding Advice shall be rendered no later than noon CET on the Business Day before the Unconditional Date. The Binding Advice shall be final and binding upon the Parties and each of the Parties shall fully comply with the Binding Advice and the content thereof.

Employee Clearances

4.13 The Offer will require the obtaining of a number of approvals, clearances and other forms of consent or non-objection and the seeking and/or obtaining of a number of (formal or informal) advices, opinions or points of view from employee representatives, including those of the central works council of TNT Nederland B.V. (previously named TNT Head Office B.V.) (the Works Council), the European works council and trade unions (together: the Employee Clearances).

EXECUTION COPY

4.14 Each Party shall use its best efforts to ensure that the Employee Clearances are obtained as soon as possible following the date of this Merger Protocol. Without prejudice to the generality of the foregoing, the Parties agree that TNT shall have the primary responsibility for, and take all steps necessary, in consultation with UPS and its advisors, as soon as practicably possible following the date of this Merger Protocol, to file for and obtain all Employee Clearances. TNT agrees that it shall keep UPS and its advisors informed on the preparation of the filings necessary to obtain the Employee Clearances. In the context of obtaining Employee Clearances in connection with the Offer, TNT shall not send any letter or other document, nor make any submission and/or commitment, to the relevant employee representatives without UPS’s prior consent, such consent not to be unreasonably withheld.

4.15 Without limiting the generality of clause 4.14, TNT will take all action reasonably necessary to initiate, conduct and finalise the consultations with the Works Council and obtain the advice from the Works Council in respect of the Offer prior to the Commencement Date, resolving such outstanding issues in connection therewith as may reasonably be required to accept the advice of the Works Council, in a manner satisfactory to TNT and UPS, acting reasonably. TNT and UPS will consult with each other closely with a view to seeking and obtaining the Works Council’s advice and TNT will keep UPS informed on a continuing basis on all material correspondence and consultations in respect thereof. TNT will give (representatives of) UPS the opportunity to give a presentation to the Works Council about UPS, its general strategy and its general views on the position of employees within the UPS group, and UPS will attend meetings with (representatives of) the Works Council if requested by the Works Council.

4.16 The Parties acknowledge that, as from the date of this Merger Protocol until the date on which the consultations with the Works Council will have been completed in accordance with the WOR, the obligations of TNT and the Boards in relation to the Recommendation as set out in this Merger Protocol and all other obligations of TNT in connection with the Offer and the Merger as set out in this Merger Protocol are of a conditional nature (voorwaardelijk karakter) only and in all respects subject to proper completion of the Works Council consultation process. Without limiting the generality of the foregoing, if consultations with the Works Council have not yet been completed in accordance with the WOR by the Commencement Date, the Offer Document will not contain the Recommendation, but will only set out the conditional intention of the Boards to recommend the Offer to TNT’s shareholders for acceptance.

5.	STRATEGY AND FINANCING

5.1 The Parties intend to integrate and align their respective businesses to fully benefit from the global reach, scale and resources of the Combined Group, in order to provide a compelling growth platform and enhance the Parties’ capabilities to service customers in a reliable and cost-efficient way throughout the world.

5.2 UPS will finance the Offer through existing cash reserves and current and new debt arrangements and will timely make a certain funds announcement as required by article 7 paragraph 4 of the Decree.

6.	GOVERNANCE

Delisting, squeeze-out proceedings and other post-closing measures

6.1 As soon as possible after completion of the Offer, the Parties will seek to:

(a)	procure the delisting of the Shares from Euronext Amsterdam and the termination of the listing agreement between TNT and Euronext Amsterdam in relation to the listing of the Shares;

EXECUTION COPY

(b)	have UPS, or any of its Affiliates, acquire all Shares not yet owned by it and cause TNT to operate as a wholly-owned subsidiary within the UPS group; and

(c)	cause TNT to terminate the deposit agreement between TNT, JPMorgan Chase Bank, N.A., as depositary, and the holders and beneficial owners of ADRs.

For as long as TNT remains listed on Euronext Amsterdam, it shall continue to comply with the Dutch Corporate Governance Code (except for (i) current deviations from the aforementioned code in accordance with the “explain” requirement in respect of such deviations, (ii) deviations from the aforementioned code that find their basis in this Merger Protocol) and (iii) deviations as a result of resolutions adopted by TNT’s general meeting of shareholders scheduled for 11 April 2012).

6.2 If, following the Settlement Date, UPS and its Affiliates, alone or together with TNT, hold at least 95% of the Shares, UPS will commence a compulsory acquisition procedure (uitkoopprocedure) in accordance with article 2:92a or 2:201a of the DCC or the takeover buy-out procedure in accordance with article 2:359c of the DCC to buy out the holders of Shares that have not tendered their Shares under the Offer. TNT shall provide UPS with any assistance as may reasonably be required, including, if needed, joining such proceedings as co-claimant.

6.3 Without prejudice to clauses 6.1 and 6.2, UPS shall be entitled to effect or cause to effect any other restructuring of the TNT Group for the purpose of achieving an optimal operational, legal, financial and/or fiscal structure in accordance with the Merger Rules and Dutch law in general, some of which may have the (side) effect of diluting the interest of any remaining minority shareholders of TNT (Post-Closing Measures), including:

(a)	a sale of all, or substantially all, of the assets and liabilities of TNT to UPS or an Affiliate of UPS;

(b)	a subsequent public offer for any Shares held by minority shareholders;

(c)	a statutory cross-border or domestic (bilateral or triangular) legal merger (juridische (driehoeks-) fusie) in accordance with article 2:309 et seq of the DCC between TNT, UPS and/or one or more Affiliate of UPS;

(d)	a statutory legal demerger (juridische splitsing) of TNT in accordance with article 2:334a et seq of the DCC;

(e)	a contribution of cash and/or assets by UPS or by any Affiliate of UPS in exchange for Shares or preference shares in TNT’s share capital, in which circumstances the pre-emptive rights (voorkeursrechten), if any, of minority shareholders of TNT could be excluded;

(f)	a distribution of proceeds, cash and/or assets to the shareholders of TNT;

(g)	a sale and transfer of assets and liabilities by UPS or any of its Affiliates to any member of the TNT Group, or a sale and transfer of assets and liabilities by any member of the TNT Group to UPS or any of its Affiliates;

EXECUTION COPY

(h)	the conversion of TNT into a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid);

(i)	any transaction between TNT and UPS at terms that are not at arm’s length;

(j)	any combination of the foregoing; or

(k)	any transactions, restructurings, share issues, procedures and/or proceedings in relation to TNT and/or one or more of its Affiliates required to effect the aforementioned objectives.

6.4 In the implementation of any Post-Closing Measure, due consideration will be given to the interests of minority shareholders of TNT, if any. The members of the Supervisory Board shall be requested to form their independent view of the relevant matter, which shall be communicated to all shareholders of TNT. In this respect, the Supervisory Board members shall have the opportunity to engage, for the account of TNT, their own financial and legal advisors, if and to the extent they believe that the advice of such advisors is necessary to assist them in reviewing and assessing any matter that comes before the Supervisory Board.

6.5 If any proposed Post-Closing Measure could reasonably be expected to lead to dilution of remaining minority shareholders in TNT, other than pursuant to a compulsory acquisition procedure (uitkoopprocedure) in accordance with article 2:92a or 2:201a of the DCC or the takeover buy-out procedure in accordance with article 2:359c of the DCC, or could otherwise prejudice or negatively affect the value of the Shares held by minority shareholders, then the affirmative vote of at least one Independent Member shall be required prior to the implementation of any such Post-Closing Measure.

6.6 Subject to the Offer being declared unconditional, and for so long as the number of Shares which are held by UPS and its Affiliates represents less than 95% (ninety-five per cent) of the Shares on a fully diluted basis, UPS commits to use its commercially reasonable efforts to place and maintain a standard order on Euronext Amsterdam to purchase the remaining Shares held by minority shareholders against the Offer Price for a period of at least two (2) weeks following the expiry of the Post Closing Acceptance Period.

Composition of the Boards

6.7 UPS and TNT, including the Supervisory Board and all respective members thereof individually, will use their respective best efforts, including through their vote in favour of any (proposal for the) required amendment of the articles of association of TNT or any other constitutional document, their (vote in favour of any) nomination or appointment of any person to the Supervisory Board, their (vote in favour of any) resignation from the Supervisory Board, to ensure that the Supervisory Board will as soon as possible following the Settlement Date be composed as follows:

(a)	three (3) or more of the members of the Supervisory Board will be identified by UPS, at its discretion, prior to the Commencement Date; and

(b)	two (2) members of the Supervisory Board will be the following current members of the Supervisory Board: Shemaya Levy and Margot Scheltema.

The composition of the Supervisory Board will be disclosed in the Offer Memorandum.

6.8 It is acknowledged and agreed that, as of the Settlement Date, in deviation of the Dutch Corporate Governance Code, persons that are employed by, or otherwise related to, UPS can be

EXECUTION COPY

appointed to the Supervisory Board, provided that Shemaya Levy and Margot Scheltema, or, after their resignation, any replacement supervisory director that qualifies as independent supervisory director within the meaning of the Dutch Corporate Governance Code (the Independent Members), shall continue to serve on the Supervisory Board until the third (3rd) anniversary of the Settlement Date. It is furthermore agreed that until the third (3rd) anniversary of the Settlement Date, one (1) Independent Member shall be a member of the Supervisory Board’s audit committee and one (1) Independent Member shall be a member of the Supervisory Board’s nomination committee.

6.9 In their position as members of the Supervisory Board, the Independent Members shall monitor and protect the interests of all TNT’s stakeholders, including, in particular, the minority shareholders of TNT, if any.

6.10 Prior to the Commencement Date, UPS will, at its sole discretion, determine the composition of the Executive Board as of the Settlement Date, which will be disclosed in the Offer Memorandum.

6.11 Prior to the Commencement Date, UPS will discuss with the current members of the Executive Board their potential involvement in the management structure of the Combined Group.

6.12 Subject to the terms of this Merger Protocol, after the Settlement Date, UPS may, at its sole discretion, procure any subsequent appointments and dismissals of members of the Boards.

6.13 Any current member of the Executive Board that would not be part of the Executive Board as determined in accordance with clause 6.10, will resign from their position(s) as member(s) of the Executive Board as per the Settlement Date (or such later date as will be agreed with UPS) and each such member will confirm that he or she has no claim whatsoever against TNT in respect of loss of office or otherwise, other than his or her contractual redundancy/termination entitlement in the amount as disclosed in the TNT 2011 annual report. UPS shall allow TNT to pay such compensation to the respective members of the Executive Board. UPS will procure that each resigning member of the Executive Board will be fully released from his or her duties as per the date of resignation and that such member will be granted customary full and final discharge, provided that by the time of such resignation, no wilful misconduct, fraud or other criminal behaviour of such member has become apparent.

6.14 As from the Settlement Date, Antony Burgmans, Tex Gunning, Mary Harris and Roger King and such other members as may have been appointed to the Supervisory Board after the date of this Merger Protocol but prior to the EGM, will resign from their positions as members of the Supervisory Board and each such member will confirm that he has no claim whatsoever against TNT in respect of loss of office or otherwise, except with respect to compensation which would have been due had Settlement occurred on 31 December of the financial year in which Settlement occurred. UPS shall allow TNT to pay such compensation to the respective members of the Supervisory Board. UPS will procure that any resigning member of the Supervisory Board will be fully released from his duties as per the date of resignation and that such member will be granted customary full and final discharge, provided that by the time of such resignation, no wilful misconduct, fraud or other criminal behaviour of such member has become apparent.

6.15 TNT Nederland B.V. shall maintain the mitigated structure regime (gemitigeerd structuurregime). TNT Nederland B.V. shall continue to have a supervisory board consisting of three (3) supervisory directors, one of which will be appointed on the basis of a nomination made by the Works Council.

EXECUTION COPY

7.	INTEGRATION AND ORGANISATION

7.1 The integration of the Combined Group will be the responsibility of the respective boards of UPS and TNT. In order to facilitate such integration, an integration committee will be established as of the Settlement Date consisting of four (4) members, two of which will be current senior executives of TNT (and if any such senior executive resigns, he will be replaced by another current senior executive of TNT) and the other two will be UPS representatives (the Integration Committee). One of the UPS representatives shall be chairman of the Integration Committee and shall have a casting vote. The Integration Committee will determine an integration plan and submit it to the boards of UPS and TNT, monitor its implementation and do all things necessary to assist and optimise the integration of the Combined Group.

7.2 Prior to the Settlement Date, UPS, in consultation with TNT, will determine the interim reporting structure for the TNT Group within the Combined Group. The final reporting structure will be described in the plan determined by the Integration Committee and approved by the boards of UPS and TNT.

7.3 UPS and TNT share a vision of building upon their respective strengths to become a global leader in the logistics industry. In furtherance of this shared vision, UPS confirms that:

(a)	it is familiar with TNT’s 2012 business plan and will support that business plan based on current trading, including the following elements:

(i)	growth initiatives in TNT’s core B2B intra-Europe express;

(ii)	development of value added solutions for the high-tech, healthcare and lifestyle segments;

(iii)	development of high-end B2C services;

(iv)	roll out of pan-European high-end road freight service;

(v)	optimisation measures to reduce fixed cost base;

(vi)	enhancement of worldwide service to customers, optimisation of the combined intercontinental air fleet and honouring of cooperation agreements with other airline operators, and

(vii)	allowing for the implementation of operating and investment plans related to the 2012 business plan,

provided that execution of TNT’s 2012 business plan remains subject to clause 12.1;

(b)	it recognizes the significant value of the functions performed at TNT’s Hoofddorp head office and undertakes to carefully consider maintaining that office or a similar facility and to support a meaningful presence within The Netherlands. In particular in regards to marketing, sales and operations, it undertakes to create a meaningful centre of excellence for marketing, sales and operations within The Netherlands, all subject to the terms of any relevant commitments binding upon the Combined Group;

EXECUTION COPY

(c)	it recognizes the significant value and expertise of TNT’s leading road freight network in Europe and the leading role TNT’s road freight network and its management will occupy within the Combined Group;

(d)	it recognizes the significant value of TNT’s brand and the need to maintain that brand for an interim period. UPS will support TNT’s brand and it will carefully plan the gradual and prudent phase-out of TNT’s brand on a country-by-country basis as part of the integration of the Combined Group;

(e)	it recognizes the significant value of TNT’s operations, assets and people in Liège and will seek to continue the future utilisation of these operations, assets and people within the Combined Group, taking into account the interest of customers and employees; and

(f)	it will allow the Combined Group to continue its leadership in sustainable development.

8.	EMPLOYEES

Selection

8.1 The Parties agree that, following the Settlement Date, the nomination, selection and appointment of staff for any function within the Combined Group will, subject to Applicable Laws, be based on the “best person for the job” principle.

8.2 UPS shall ensure that persons currently holding management and staff positions within the TNT Group will be given fair opportunities to hold management and staff positions (including country, functional and central management) within the Combined Group.

8.3 UPS shall ensure that any employees that are selected for a position within the Combined Group shall receive proper training.

Redundancies

8.4 The Parties acknowledge that a combination of the businesses of UPS and TNT may have potential consequences for the employees of the Combined Group. The Parties shall assume responsibility for the related effects and costs thereof and shall honour the redundancy arrangements, social plans and applicable contractual arrangements already made or, subject to clause 12.1 and Schedule 4(o), to be made with the relevant employees. The Works Council and the European works council will be given the opportunity to exercise all of its rights pursuant to applicable law and the covenants entered into with them in relation to any redundancies and specific integration plans, including, if applicable, their right to provide advice. Furthermore, all other applicable employee information and consultation requirements in relation to any redundancies and specific integration plans will also be complied with at the relevant time.

8.5 To the extent required pursuant to existing or future social plans and/or redundancy plans, UPS will ensure that any vacancies within the Combined Group are first offered to employees of the Combined Group within the same geographical area who would have become redundant in connection with the Merger, subject to such employees having the relevant skills and experience. The Parties shall apply the fairness principle as to the impact of redundancies on TNT and UPS respectively and also agree that any further rationalisation will be free from discrimination on the basis of (current) employer, nationality, sex, race or creed.

EXECUTION COPY

8.6 To the extent required pursuant to existing or future social plans and/or redundancy plans, UPS will ensure that outplacement services are offered to employees of the TNT Group that would become redundant in connection with the Merger.

Existing rights

8.7 After the Settlement Date and, if applicable, for the agreed duration of the respective arrangements, UPS will respect and continue the current TNT employee consultation structure (i.e. European works council, the Works Council and other existing employee representative bodies).

8.8 After the Settlement Date and for the agreed duration of the respective arrangements, UPS will also respect the existing employment terms of TNT, including any existing social plans, pension plans, profit sharing schemes, covenants and collective labour agreements (including the employee benefits included in the terms thereof), as well as the terms of the individual employment agreements between the TNT Group and its employees.

8.9 The Special Covenants set forth in clause 8 shall be fully disclosed in the Offer Document and in summary in the Joint Announcement.

9.	COMPLIANCE AND ENFORCEMENT

9.1 Although UPS currently has no intention to deviate from the covenants, confirmations and commitments set out in clauses 6 (Governance), 7 (Integration and Organisation) and clauses 8.7 and 8.8 (Employees – Existing rights) (the Special Covenants), the Parties agree that the Special Covenants between them will expire on the third (3rd) anniversary of the Settlement Date.

9.2 Any material deviation by UPS from the Special Covenants before the third (3rd) anniversary of the Settlement Date, shall require the approval of the Supervisory Board, including the affirmative vote of at least one Independent Member.

9.3 The Special Covenants are made to TNT as well as, by way of irrevocable third party undertaking for no consideration (onherroepelijk derdenbeding om niet), to the two Independent Members, from time to time, it being understood that the Special Covenants may only be enforced against UPS by the Independent Members acting jointly. UPS hereby agrees in advance to the assignment of the benefit of this undertaking by an Independent Member to its successor.

10.	WARRANTIES

10.1 TNT represents and warrants to UPS that, at the date of this Merger Protocol, each of the statements in Schedule 3, Part I is true and accurate.

10.2 UPS represents and warrants to TNT that, at the date of this Merger Protocol, each of the statements in Schedule 3, Part II is true and accurate.

11.	TNT UNDERTAKINGS

11.1 TNT shall:

(a)	procure that each of the members of the Boards that holds Shares, directly or indirectly, will tender such Shares to UPS under the terms and conditions of the Offer; and

EXECUTION COPY

(b)	use its best efforts to ensure that any employee of TNT or the TNT Group who is or becomes a holder of Shares, that are under TNT’s custody, tenders such Shares under the terms and conditions of the Offer.

Extraordinary shareholders meeting

11.2 On the Commencement Date, TNT undertakes to convene an extraordinary shareholders meeting of TNT to provide the shareholders of TNT with the necessary information concerning the Offer and, subject to the terms of this Merger Protocol, recommend the Offer to TNT’s shareholders for acceptance, such meeting to take place at least 6 (six) Business Days before the Closing Date in accordance with article 18, paragraph 1 of the Decree (the EGM).

11.3 At the EGM, the shareholders shall be requested to, subject to the Offer being declared unconditional (gestanddoening) and effective as per the Settlement Date:

(a)	appoint the persons identified by UPS in accordance with clause 6.10 as Executive Board member(s);

(b)	accept the resignation of, and, in accordance with this Merger Protocol, give discharge to, any current member of the Executive Board that would not be part of the Executive Board as determined in accordance with clause 6.10, as Executive Board member(s);

(c)	appoint the persons identified by UPS in accordance with clause 6.7(a) as Supervisory Board member(s); and

(d)	accept the resignation of, and, in accordance with this Merger Protocol, give discharge to, Antony Burgmans, Tex Gunning, Mary Harris and Roger King, and such other members as may have been appointed to the Supervisory Board after the date of this Merger Protocol but prior to the EGM, as Supervisory Board member(s) as of the Settlement Date.

TNT shall reasonably do, and procure to be done, all those things necessary to ensure that the proposed resolutions set out above are passed. If, however, one or more of the resolutions is not approved at the EGM, TNT shall convene a new extraordinary meeting of shareholders of TNT, to take place after the Settlement Date, during which UPS, acting as the majority shareholder of TNT, shall exercise the voting rights attached to the Shares it holds in favour of the approval of the relevant resolutions.

Incentive Plans

11.4 At the date of this Merger Protocol, TNT has granted (i) 81,204 (cash-settled) one-off matching rights to directors, including Executive Board, and (senior) employees of the Group pursuant to the TNT Express One-off Investment/Matching Plan as adopted by the supervisory board of TNT N.V. on 7 April 2011 (the OMPlan) (the One-off Matching Rights) and (ii) 82,018 (cash-settled) matching rights, excluding Executive Board, to directors and (senior) employees of the Group pursuant to the TNT Express Bonus/Matching Plan as adopted by the supervisory board of TNT N.V. on 7 April 2011 (the BMPlan) (the Bonus Matching Rights and together with the One-off Matching Rights, the Employee Matching Rights).

11.5 The Parties acknowledge that all rights in respect of the Incentive Plans will be respected, subject to the provisions set out below.

EXECUTION COPY

11.6 The Supervisory Board shall, in accordance with Rule 10.1 of Part C of the Incentive Plans, allow all Employee Matching Rights outstanding under the Incentive Plans immediately prior to the Settlement Date to vest (as defined in the Incentive Plans) on the Settlement Date, subject to the relevant directors and (senior) employees tendering their Shares under the Offer. Such Employee Matching Rights shall be settled by payment of the cash equivalent of the Shares comprising the Employee Matching Rights based on the middle market quotation of a Share as derived from the Official Price List of Euronext Amsterdam. The number of Shares comprising the Employee Matching Rights is based on the Shares which are owned by the directors and (senior) employees pursuant to the Incentive Plans immediately prior to the Settlement Date. Rules 5.1.1 and 5.1.2 of Part C of the Incentive Plans shall only apply until Settlement.

11.7 For the avoidance of doubt and without prejudice to the foregoing, UPS shall pay the Offer Price for each Share that has been (i) granted to, or acquired by, directors and (senior) employees under the Incentive Plans and (ii) validly tendered under the Offer. TNT shall use its best efforts to ensure that, subject to the Offer being declared unconditional (gestand gedaan), the directors and (senior) employees participating in the Incentive Plans shall tender their Shares obtained pursuant to the Incentive Plans under the Offer.

TNT Airline

11.8 The Parties shall endeavour to ensure that TNT’s airline operations will be able to continue to operate despite the change in ownership and control over TNT to UPS. To that end, TNT will during the Interim Period, to the extent permitted by applicable law, procure that it and its Affiliates and their respective directors, employees and advisors will provide UPS with all information and cooperation reasonably required by UPS in order to have in place as per the Settlement Date, a legal, organisational and management structure with respect to TNT’s airline operations that complies with all applicable laws, regulations, decrees, rules, arrangements and requirements, taking into account the acquisition of majority control over TNT by UPS. The Parties acknowledge and agree that such cooperation by TNT and its Affiliates may include, without limitation, corporate restructurings, transfer of assets and operations and filings and/or applications with regulators, provided that none of these shall have an irreversible detrimental effect on TNT, its Affiliates and their respective businesses. UPS hereby agrees to reimburse TNT for all reasonable out-of-pocket expenses and costs incurred by TNT and its Affiliates pursuant to this clause 11.8.

Transaction Planning

11.9 Subject to any limitation pursuant to applicable Antitrust Laws, TNT will, upon reasonable written notice and during normal business hours, provide, and will procure that its Affiliates will provide, UPS and its advisors reasonable access to their directors, senior employees, premises, documents and advisors, and provide as soon as reasonably practicable UPS and its advisors with regular updates on financial results and operational developments material to TNT and the TNT Group and all such information and documentation as may reasonably be requested by UPS in connection with the Offer and the Merger. In particular, and subject to any limitation pursuant to applicable Antitrust Laws, TNT shall give UPS and its advisors access to such information and shall give such management and expert presentations as may reasonably be required by UPS (i) to determine the optimal acquisition and financing structure of the Merger, (ii) to complete any necessary filings and notifications, (iii) to determine the optimal legal, organisational and management structure with respect to TNT’s airline operations following the Settlement Date, (iv) to allow its financing banks to obtain the necessary comfort and prepare the necessary financing and security documentation in connection with the Offer, (v) for integration planning purposes and (vi) otherwise to progress the Merger.

EXECUTION COPY

Relationship Agreement

11.10 TNT hereby confirms to UPS to have waived any and all rights it may have vis-à-vis PostNL N.V. under clause 6.2 of the Relationship Agreement to the extent required for PostNL N.V. to be able to enter into the Irrevocable and to perform its obligations thereunder without breaching its obligations under such article 6.2 of the Relationship Agreement, subject to the condition subsequent (ontbindende voorwaarde) of termination of the Irrevocable and/or this Merger Protocol, in each case in accordance with their respective terms.

12.	INTERIM PERIOD

Conduct of TNT during Interim Period

12.1 Subject to applicable Antitrust Laws, as from the date of this Merger Protocol until the earlier of (i) the Settlement Date or (ii) the date on which this Merger Protocol is terminated in accordance with its terms (the Interim Period), TNT shall:

(a)	conduct its business, and shall procure that the TNT Group conducts its business, in the ordinary course of business and consistent with past practice; and

(b)	refrain, and shall procure that its Affiliates shall refrain, from taking any of the actions set out in Schedule 4, without the prior written consent of UPS (which shall not unreasonably be withheld or delayed), it being understood that with respect to the period between the Commencement Date and the earlier of (i) the Settlement Date and (ii) the date on which this Merger Protocol is terminated in accordance with its terms, UPS shall be deemed to have given its prior written consent with respect to the following:

(a)	any actions that TNT or any of its Affiliates is obligated to do by applicable law;

(b)	all actions approved by the general shareholders’ meeting of TNT to be held on 11 April 2012 in accordance with the agenda for the meeting, as disclosed to UPS prior to the date of this Merger Protocol; and

(c)	any actions contemplated by the Merger Protocol.

Conduct of UPS during Interim Period

12.2 Subject to applicable Antitrust Laws, during the Interim Period, UPS shall, and shall cause its Affiliates to:

(a)	not, directly or indirectly, initiate or engage with any of the key customers, suppliers or other business partners of the TNT Group, except (i) in the ordinary course of UPS’s existing business and unconnected with the Offer and not involving any use or disclosure of any Due Diligence Information or (ii) in consultation with TNT;

(b)	not, directly or indirectly, initiate or maintain contact with any officer, director or employee of the TNT Group without having consulted with the contact person(s) designated by TNT from time to time in this respect;

(c)	not, directly or indirectly, hire, solicit, endeavour to entice away, or offer to employ any employee, director, officer or managerial employee of any member of

EXECUTION COPY

the TNT Group (other than pursuant to general mass solicitations of employment not specifically directed toward employees of the TNT Group or in response to an approach from such employee, director, officer or managerial employee); and

(d)	not, directly or indirectly, take any action which may reasonably be expected to impair its ability to perform its obligations under this Merger Protocol or to consummate the transactions contemplated hereby.

13.	EXCLUSIVITY

13.1 For the purposes of this Merger Protocol, the Exclusivity Period shall mean the period commencing on the date of this Merger Protocol and ending on the date of termination of this Merger Protocol, unless the Offer has been made, in which case the Exclusivity Period shall end on the earlier of the Settlement Date and the date of termination of this Merger Protocol.

13.2 During the Exclusivity Period:

(a)	TNT shall, and shall ensure that its Affiliates and their respective directors, officers, employees, advisors, agents and representatives, including without limitation, the members of the Boards, shall, proceed with the preparations of the Offer (including, without limitation by reviewing or drafting the relevant sections of the Offer Memorandum, by providing UPS with all information reasonably necessary for the preparation of the Offer Memorandum and by taking all such other steps as are reasonably necessary in connection with the Offer) in good faith and as expediently as practicable;

(b)	except as permitted pursuant to clause 13.4 and clause 14.2, TNT shall not, and shall ensure that none of its Affiliates, nor any of their respective directors, officers, employees, agents or representatives, including without limitation, the members of the Boards, shall, directly or indirectly, approach, initiate, enter into or continue discussions or negotiations with any third party with respect to a potential offer or proposal for a potential offer for all or part of the Shares or for the whole or part of the businesses or assets of the TNT Group or any proposal involving the potential acquisition of a substantial interest in the TNT Group, a legal merger or demerger involving TNT or a reorganisation or re-capitalisation of TNT and/or the TNT Group (each an Alternative Proposal); and

(c)	TNT will notify UPS promptly (and in any event within 24 (twenty-four) hours) if any communication, invitation, approach or enquiry, or any request for information, is received by TNT, any of its Affiliates or any of their respective directors, officers, employees, agents or representatives, from any third party in relation to an Alternative Proposal, it being understood that, as a minimum, TNT shall notify UPS of the identity of such third party, the proposed consideration and other key terms of such Alternative Proposal (including, without limitation the financing terms and structure and the anti-trust and other regulatory requirements that need to be complied with), so as to enable UPS to consider its position in light of such Alternative Proposal and to assess the (possible) effects of such Alternative Proposal on the Offer and the Offer’s chances of success, and TNT shall keep UPS immediately informed in writing of any further material developments in relation to such Alternative Proposal.

13.3 By their acceptance of the terms of this Merger Protocol, TNT and the members of the Boards confirm that at the date of signing of this Merger Protocol they are not in discussions and/or negotiations with any third party about any Alternative Proposal.

EXECUTION COPY

13.4 Notwithstanding clauses 13.2(b), 13.2(c) and 17, TNT is permitted to engage in discussions or negotiations with, and provide information to, a third party that makes an unsolicited serious approach to TNT with the intention of making a Competing Offer (as defined below), provided that TNT shall promptly notify UPS thereof (and in any event within 48 (forty-eight) hours of receipt of the Alternative Proposal) and shall keep UPS immediately informed of any material developments in relation to such Alternative Proposal, including, but not limited to the fact whether it considers the Alternative Proposal to be a Potential Competing Offer.

14.	COMPETING OFFER

14.1 A Potential Competing Offer is a written proposal to make a (public) offer for all Shares or all or substantially all of the assets of the TNT Group or a merger of TNT, made by a party who, in the reasonable opinion of TNT (including the Supervisory Board), is a bona fide third party and which proposal in the reasonable opinion of TNT (including the Supervisory Board), having consulted its financial and legal advisors and considering, among others, level and character of consideration, certainty of financing, conditionality, integrity of the business and position of employees, could reasonably be expected to become a Competing Offer.

14.2 In the event a Potential Competing Offer is made:

(a)	TNT shall be permitted to allow the third party making the offer to conduct the same or substantially the same due diligence investigation as UPS was permitted to conduct in the context of the preparation of the Offer; and

(b)	TNT shall promptly (and in any event within 24 hours) notify UPS in writing and provide full details, to the extent available to it, of such Potential Competing Offer. Furthermore, TNT shall keep UPS informed of any material developments in relation to such Potential Competing Offer.

14.3 A Potential Competing Offer will be a Competing Offer if:

(a)	it is launched, or is binding on the offering party concerned in the sense that such offering party has (i) conditionally committed itself to TNT to launch a Competing Offer within eight (8) weeks and (ii) has publicly announced its intention to launch a Competing Offer, which announcement includes the proposed price per Share and the relevant conditions precedent in relation to such offer and the commencement thereof;

(b)	the consideration offered per Share exceeds the consideration per Share offered under the Offer by at least 8% (eight percent). To the extent that the Potential Competing Offer is an offer for all or substantially all of the assets of the TNT Group, the calculation shall be made on the basis of the net proceeds to be distributed to the shareholders of TNT resulting from such a transaction (to be valued as at the first trading day on Euronext Amsterdam following the execution of this Merger Protocol) calculated on a per Share basis; and

(c)	it is determined by the Boards, having consulted financial and legal advisors and acting in good faith and observing their obligations under Dutch law, to be substantially more beneficial to TNT and its stakeholders than the Offer as contemplated in this Merger Protocol, specifically taking into account the identity and track record of such third party, the consideration to be received by shareholders, the likelihood of completion, the other terms and conditions of the Potential Competing Offer and the interests of all stakeholders of TNT.

EXECUTION COPY

14.4 If UPS has matched any Competing Offer in accordance with clause 14.5, the consideration per Share of any other, consecutive or amended offer made by any bona fide third party for all of the outstanding Shares or all or substantially all of the assets of the TNT Group or a merger of TNT (a Subsequent Higher Offer) must exceed the most recently offered consideration per Share by UPS after having exercised its Matching Right by at least 8% (eight percent), in order for any such Subsequent Higher Offer to qualify as a Competing Offer for the purpose of this Merger Protocol.

14.5 In the event of a Competing Offer, the following shall apply:

(a)	TNT shall promptly (and in any event within 24 hours) notify UPS in writing and provide full details, to the extent available to it, of such Competing Offer. Furthermore, TNT shall keep UPS informed of any material developments in relation to such Competing Offer;

(b)	UPS shall have a period of ten (10) Business Days following announcement of the Competing Offer to decide whether or not it wants to revise its Offer and match the Competing Offer (the Matching Right);

(c)	if UPS exercises its Matching Right and its revised Offer is determined by the Boards, having consulted their financial and legal advisors and acting in good faith and observing their obligations under Dutch law, to be at least equally beneficial to TNT and its stakeholders as the Competing Offer within the aforementioned period of ten (10) Business Days (a Matching Revised Offer), TNT shall not be entitled to accept the third party offer and/or to terminate this Merger Protocol, except if permitted by this clause 14 in respect of any consecutive Competing Offer; and

(d)	if UPS has failed to timely inform TNT in accordance with clause 14.5(b), or if UPS has not made a Matching Revised Offer or if UPS has informed TNT that it does not wish to exercise its Matching Right, TNT shall be entitled to accept the Competing Offer and the Boards shall have the right, but shall not be obliged, to withdraw or, as applicable, modify the Recommendation and the Position Statement. If TNT accepts the Competing Offer and this is communicated to UPS within five (5) Business Days from the last day of the aforementioned period of ten (10) Business Days, each Party shall be entitled, but shall not be obliged, to terminate this Merger Protocol in accordance with clause 15. If in such scenario neither Party exercises its right to terminate this Merger Protocol, this Merger Protocol shall remain in full force and effect, save for the provisions of clause 4.3(f), and clauses 13.1 and 13.2, which shall then no longer apply in relation to the Competing Offer and the third party having made such Competing Offer.

14.6 This clause (including but not limited to the Matching Right) applies mutatis mutandis to any Subsequent Higher Offer constituting a Competing Offer.

15.	TERMINATION

15.1 Subject to clause 15.2, this Merger Protocol and the rights and obligations thereunder may be terminated:

(a)	if UPS and TNT so agree in writing;

(b)	by notice in writing given by either of the Parties (the Terminating Party) to the other Party if (i) any of the Commencement Conditions has not been satisfied or

EXECUTION COPY

waived by the relevant Party in accordance with this Merger Protocol by the Ultimate Launch Date, and (ii) the non-satisfaction of the relevant Commencement Condition(s) is not due to a breach by the Terminating Party of any of its obligations under this Merger Protocol or any agreement resulting from it;

(c)	by notice in writing given by the Terminating Party to the other Party if (i) any of the Offer Conditions has not been satisfied or waived by the relevant Party in accordance with this Merger Protocol by the Long Stop Date, and (ii) the non-satisfaction of the relevant Offer Condition(s) is not due to a breach by the Terminating Party of any of its obligations under this Merger Protocol or any agreement resulting from it;

(d)	by notice in writing given by the Terminating Party to the other Party in case of the other Party having breached the terms of this Merger Protocol to the extent that any such breach:

(i)	has or could reasonably be expected to have material adverse consequences for TNT or the Offer; and

(ii)	is incapable of being remedied within ten (10) Business Days after receipt by the other Party of a written notice from the Terminating Party or has not been remedied by the other Party within ten (10) Business Days after receipt by the other Party of a written notice from the Terminating Party;

(e)	by notice in writing by TNT if (i) all Commencement Conditions have been satisfied or waived and UPS has failed to commence the Offer on the Commencement Date, or (ii) the Offer has been commenced and all Offer Conditions have been satisfied or waived and settlement has not taken place on the Settlement Date; or

(f)	by notice in writing by either TNT or UPS to the other Party pursuant and subject to the terms and conditions set forth in clause 14.

15.2 Any termination in accordance with this Merger Protocol shall not take effect until the expiry of ten (10) Business Days following receipt of the written termination notice by the non-terminating Party. The Parties acknowledge that during the period referred to in the previous sentence, they shall be entitled to seek remedies in accordance with clause 27, including but not limited to seeking provisional measures in summary proceedings (kort geding) to prevent such termination from taking effect.

15.3 If this Merger Protocol is terminated by TNT pursuant to clause 15.1(c) (but only if the Offer Condition under clause 4.3(b) (competition clearance) is not satisfied or waived in accordance with this Merger Protocol) or clause 15.1(d), UPS shall withdraw the Offer and shall not, directly or indirectly, either alone or together with another person, for a period of nine (9) months after termination of this Merger Protocol:

(a)	acquire or enter into an agreement or arrangement (whether legally binding or not) or do or omit to do any act as a result of which it may acquire any Shares; or

(b)	make or announce a public offer for any Shares.

15.4 In the event that this Merger Protocol is terminated pursuant to this clause 15, none of the Parties shall have any claim hereunder of any nature whatsoever against the other Party, save (i) in

EXECUTION COPY

respect of accrued rights and/or liabilities arising from the prior breach of this Merger Protocol and, where applicable (ii) for any claim pursuant to clause 16. Clauses 15 up to and including clause 26.3 shall survive termination of this Merger Protocol.

16.	TERMINATION FEE

16.1 To induce UPS to enter into this Merger Protocol and to compensate UPS for loss of management time and other costs and expenses it has already incurred and will continue to incur in connection with the (preparation of the) Offer, TNT shall pay to UPS an amount of EUR 50 million in cash, immediately upon first written request thereto from UPS, if this Merger Protocol is terminated:

(a)	by UPS pursuant to clause 15.1(d); or

(b)	pursuant to clause 15.1(f).

16.2 To induce TNT to enter into this Merger Protocol and to compensate TNT for loss of management time and other costs and expenses it has already incurred and will continue to incur in connection with the (preparation of the) Offer, the loss of franchise, (in)direct loss and damages to TNT’s business due to the announcement of the (potential) Offer and its effects on, among other things, employees, customers and suppliers, UPS shall pay to TNT an amount of EUR 200 million in cash, immediately upon first written request thereto from TNT, if this Merger Protocol is terminated by TNT pursuant to:

(a)	clause 15.1(c) on the basis of EU Competition Clearance or one or more of the Other Key Competition Clearances not having been obtained;

(b)	clause 15.1(d); or

(c)	clause 15.1(e).

16.3 Parties acknowledge and agree that the obligations set forth in clauses 16.1 and 16.2 shall constitute a “boetebeding” as referred to in article 6:91 DCC. Parties furthermore agree that any forfeiture by TNT or UPS, as the case may be, of the UPS or TNT compensation payment set out in clauses 16.1 and 16.2, respectively, pursuant to article 6:95 DCC et seq., be deemed to be in lieu of, and not in addition to, any liability (schadevergoedingsplicht) of TNT towards UPS or vice versa related to the events set forth in clauses 16.1 and 16.2 so that the provisions of this clause 16.3 shall be deemed to be a “schadevergoedingsbeding” and not a “strafbeding”. The provisions of article 6:92, paragraphs 1 and 3 DCC shall, to the maximum extent possible, not apply. Each Party hereby waives any (potential) right it might have to request mitigation of such liability in any manner (in legal proceedings or otherwise).

17.	CONFIDENTIALITY AND PUBLIC ANNOUNCEMENTS

17.1 The substance of this Merger Protocol (including a summary of clauses 6, 7, 8 and 9) will be disclosed in the joint press release attached hereto as Schedule 2, in the Offer Memorandum, the Position Statement and furthermore as required by the Applicable Rules.

17.2 The Parties will co-operate in ensuring that all filings and notices required by the Merger Rules, or as otherwise required by the AFM or Euronext Amsterdam are timely and properly made.

17.3 Notwithstanding clause 17.1, no Party shall, without the written approval of the other Party, disclose or provide this Merger Protocol to anyone, except to the extent that it is obliged to

EXECUTION COPY

make such a disclosure pursuant to the Applicable Rules or order of a court or other governmental authority. Where possible, the disclosing Party shall, prior to disclosure, consult the other Party about the form and contents of such disclosure.

17.4 UPS and TNT agree to consult with each other with respect to any and all further press releases and meetings with journalists in connection with the Offer, if and to the extent reasonably possible.

17.5 The Confidentiality Agreement agreed between the Parties will remain in full force and effect.

18.	ASSIGNMENT

18.1 With the exception of clause 18.2, none of the Parties may assign or transfer any of its rights or obligations under this Merger Protocol without the prior written consent of the other Parties.

18.2 UPS is entitled to assign any and all of its rights and obligations under this Merger Protocol to any of its wholly-owned subsidiaries. In the event of such assignment, this Merger Protocol shall, insofar as it refers to UPS, apply mutatis mutandis to the designated assignee. UPS shall remain jointly and severally liable with the designated assignee for the proper performance of any obligations assigned to the designated assignee under this clause 18.2. If TNT Express N.V. will be liquidated or dissolved, TNT is, immediately prior to such liquidation or dissolution, entitled to assign any and all of its rights and obligations under this Merger Protocol to TNT Nederland B.V. or any other TNT Affiliate. UPS shall cause the relevant members of the board of directors of UPS, of the Executive Board of TNT and of the executive boards of the relevant wholly-owned subsidiaries to execute and perform all such deeds, documents, assurances, acts and things and to exercise all powers and rights available to them, in whatever capacity, including the giving of all waivers and consents and the passing of all resolutions reasonably required to ensure that the Parties and their representatives (if any) give effect to the provisions of this clause.

19.	COSTS

Except where this Merger Protocol provides otherwise, each Party shall pay its own costs relating to the negotiation, preparation, execution and performance of this Merger Protocol and any documents executed pursuant thereto.

20.	NO WAIVER

The rights of any Party shall not be prejudiced or restricted by any indulgence or forbearance extended to any other Party and no waiver by any Party in respect of any breach shall operate as a waiver in respect of any subsequent breach.

21.	NO RESCISSION

To the extent permitted by law, the Parties waive their rights, if any, to (i) in whole or in part annul, rescind or dissolve (including any gehele dan wel partiële ontbinding en vernietiging) this Agreement, and (ii) invoke section 6:228 of the Dutch Civil Code in the sense that an error (dwaling) shall remain for the risk and account of the Party in error as referred to in section 6:228, subsection 2 of the DCC.

EXECUTION COPY

22.	FURTHER ASSURANCES

The Parties undertake to each other to execute and perform all such deeds, documents, assurances, acts and things and to exercise all powers and rights available to them, in whatever capacity, including the giving of all waivers and consents and the passing of all resolutions reasonably required to ensure that the Parties and their representatives (if any) give effect to the provisions of this Merger Protocol.

23.	INVALIDITY

If any provision of this Merger Protocol is or is held to be invalid or unenforceable, then so far as it is invalid or unenforceable it has no effect and is deemed not to be included in this Merger Protocol. This shall not invalidate any of the remaining provisions of this Merger Protocol. The Parties shall use their respective best efforts to replace any invalid or unenforceable provision by a valid provision the effect of which is as close as possible to the intended effect of the invalid or unenforceable provision.

24.	THIRD PARTY RIGHTS

24.1 Except as set out in clause 9.3, this Merger Protocol does not contain any stipulation in favor of any third party (derdenbeding).

25.	ENTIRE AGREEMENT; AMENDMENT

With the exception of the Confidentiality Agreement, this Merger Protocol constitutes the entire agreement between and understanding of the Parties in respect of the Offer and the Merger and any preceding or concurrent oral or written agreements or arrangements between the Parties in relation to thereto are hereby superseded. A variation to this Merger Protocol is valid only if it is in writing and signed by each of the Parties.

26.	NOTICES

26.1 Any notice or other formal communication to be given under this Merger Protocol shall be in writing and signed by or on behalf of the party giving it. It shall be:

(a)	sent by e-mail to the relevant e-mail address set out in clause 26.2; or

(b)	delivered by hand or sent by prepaid recorded delivery, special delivery or registered post to the relevant address in clause 26.2.

In each case it shall be marked for the attention of the relevant party set out in clause 26.2 (or as otherwise notified from time to time under this Merger Protocol). Any notice given by hand delivery, post or e-mail shall be deemed to have been duly given:

(a)	if hand delivered, when delivered;

(b)	if sent by e-mail, twelve (12) hours after the time of despatch; or

(c)	if sent by recorded delivery, special delivery or registered post, on the second Business Day from the date of posting,

unless there is evidence that it was received earlier than this and provided that, where (in the case of delivery by hand or by e-mail) the delivery or transmission occurs after 6 p.m. on a Business Day or on a day which is not a Business Day, service shall be deemed to occur at 9 a.m. on the next following Business Day. References to time in this clause are to local time in the country of the addressee.

EXECUTION COPY

26.2 The (email) addresses of the parties for the purpose of clause 26.1 are:

(a)	UPS:

To:	United Parcel Service, Inc.
For the attention of:	Richard Peretz
Address:	55 Glenlake Parkway, Atlanta, Georgia 30328, USA
E-mail address:	rperetz@ups.com

With written copies:

To:	United Parcel Service, Inc.
For the attention of:	Jeff Firestone
Address:	55 Glenlake Parkway, Atlanta, Georgia 30328, USA
E-mail address:	jfirestone@ups.com

and

To:	Freshfields Bruckhaus Deringer LLP
For the attention of:	Jan Willem van der Staay
Address:	Strawinskylaan 10, 1077 XZ Amsterdam, The Netherlands
E-mail address:	janwillem.vanderstaay@freshfields.com

(b)	TNT:

To:	TNT Express N.V.
For the attention of:	Bernard Bot
Address:	Taurusavenue 111, 2132 LS Hoofddorp, The Netherlands
E-mail address:	bernard.bot@tnt.com

With a written copy to:

To:	TNT Express N.V.
For the attention of:	Jan Ernst de Groot
Address:	Taurusavenue 111, 2132 LS Hoofddorp, The Netherlands
E-mail address:	jan.ernst.de.groot@tnt.com

To:	Allen & Overy LLP
For the attention of:	Jan Louis Burggraaf
Address:	Barbara Strozzilaan 101, 1083 HN, Amsterdam, The Netherlands (as from 10 April 2012: Apollolaan 15, 1077 AB Amsterdam, The Netherlands)
E-mail address:	janlouis.burggraaf@allenovery.com

26.3 All notices or formal communications under or in connection with this Merger Protocol shall be in the English language or, if in any other language, accompanied by a translation into English. In the event of any conflict between the English text and the text in any other language, the English text shall prevail.

EXECUTION COPY

27.	GOVERNING LAW AND FORUM

27.1 This Merger Protocol is construed in accordance with and shall be governed exclusively by the laws of The Netherlands.

27.2 Without prejudice to clauses 4.8 through 4.12, and without prejudice to the right of each Party to seek injunctive relief with the relevant Dutch courts (kort geding), all disputes in connection with this Merger Protocol (including any dispute as to the validity of this Merger Protocol, any questions in respect of the authority of the arbitrators and any dispute about whether a particular dispute should be referred to arbitration) shall be finally settled in accordance with the arbitration rules of the Netherlands Arbitration Institute (Nederlands Arbitrage Instituut). The arbitral tribunal shall be composed of three arbitrators, to be appointed in accordance with such arbitration rules. The place of the arbitration will be Amsterdam, The Netherlands. The arbitral procedure will be conducted in the English language. The arbitrators will decide according to the rules of law.

This clause 27.2 shall also apply to disputes arising out of or in connection with agreements which are connected with this Merger Protocol, unless the relevant agreement expressly provides otherwise.

Consolidation of arbitral proceedings with other proceedings as provided for in article 1046 of the Dutch Code of Civil Procedure is excluded.

EXECUTION COPY

IN WITNESS WHEREOF this Merger Protocol is signed by the Parties (or their duly authorised representatives) on 19 March 2012.

For and on behalf of UPS

/s/ D. Scott Davis
By:
Name: D. Scott Davis
Title: Chief Executive Officer and Chairman

For and on behalf of TNT

/s/ Marie-Christine M. Lombard	/s/ Bernard Bot
By:	By:
Name: Marie-Christine M. Lombard	Name: Bernard Bot
Title: Chief Executive Officer	Title: Chief Financial Officer

For and on behalf of the Supervisory Board

/s/ Antony Burgmans
By:
Name: Antony Burgmans
Title: Chairman of the supervisory board

EXECUTION COPY

SCHEDULE 1

DEFINITIONS AND INTERPRETATION

1.1 In the Merger Protocol, the following words and expressions shall have the following meanings:

ADRs means the outstanding American Depositary Receipts outstanding, each representing one ordinary share.

Affiliates means in relation to any Party, any subsidiary or parent company of that Party and any subsidiary of such parent company, in each case from time to time.

AFM means the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten).

Alternative Proposal has the meaning given to it in clause 13.2(b).

Antitrust Laws means the Dutch Competition Act (Mededingingswet), the HSR Act, the EC Merger Regulation and any other law, regulation or decree (whether national, international, federal, state or local) designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition.

Applicable Rules means the Wft, the Decree, any rules and regulations promulgated pursuant to the Wft and the Decree, the policy guidelines and instructions of the AFM, the WOR, the SER Fusiegedragsregels 2000, the rules and regulations of Euronext Amsterdam and, in as far as applicable, NYSE, and the DCC, the relevant securities and employee consultation rules and regulations in other applicable jurisdictions and any relevant Antitrust Laws.

Binding Advice has the meaning given to it in clause 4.11.

Binding Advisor has the meaning given to it in clause 4.11.

BMPlan has the meaning given to it in clause 11.4.

Boards means the executive board (raad van bestuur) of TNT and the supervisory board (raad van commissarissen) of TNT together.

Bonus Matching Rights has the meaning given to it in clause 11.4.

Business Day means a day (other than a Saturday or Sunday) on which banks, Euronext Amsterdam and NYSE are generally open in The Netherlands and in the United States of America for normal business, except where it is used to refer to terms set out in the Decree, in which case it means any working day designated as such in the Algemene Bank-CAO.

Call Option means the call option granted to the Foundation under the Foundation Option Agreement as referred to in Recital (L).

Closing Date means the last day of the Offer Period.

Combined Group means the group constituted by UPS and TNT and their respective Affiliates after the Settlement Date.

EXECUTION COPY

Commencement Conditions means the conditions precedent to the launch of the Offer, as set out in clause 4.1.

Commencement Date means the date on which the Offer is made.

Commitments has the meaning given to it in clause 4.6.

Competing Offer has the meaning given to it in clause 14.3.

Confidentiality Agreement means the confidentiality agreement between UPS and TNT dated 11 January 2012.

Counter-Notice of Disagreement has the meaning given to it in clause 4.10.

DCC means the Dutch Civil Code (Burgerlijk Wetboek).

Decree means the Decree on Public Takeovers (Besluit Openbare Biedingen Wft).

Due Diligence Information means the information provided in the Pre-Signing Due Diligence and the Confirmatory Due Diligence.

Dutch Corporate Governance Code means the Dutch corporate governance code, dated 1 January 2009 as established under article 2:391 paragraph 5 of the DCC.

EC Merger Regulation means Council Regulation (EC) No. 139/2004.

EGM means the extraordinary shareholders meeting of TNT in connection with the Offer to be held at least six (6) Business Days before the Closing Date in accordance with article 18, paragraph 1 of the Decree.

Employee Clearances means the approvals, clearances and other forms of consent or non-objection and (formal or informal) advices, opinions or points of view from employee representatives, including those of the Works Council, European works council and trade unions, required in connection with the Offer.

Employee Matching Rights has the meaning given to it in clause 11.4.

Enquiries has the meaning given to it in Schedule 5.

EU Competition Clearance means Phase I Competition Clearance or Phase II Competition Clearance, as the case may be, or, if relevant, any approval of any EU Member State in case of a referral by the European Commission to a national competition authority.

Euronext Amsterdam means the stock exchange of Euronext Amsterdam by NYSE Euronext, the regulated market of Euronext N.V.

European Commission means the European Commission.

Exclusivity Period means the period commencing on the date of this Merger Protocol and ending on the date of termination of this Merger Protocol, unless the Offer has been made, in which case the Exclusivity Period shall end on the earlier of the Settlement Date and the date of termination of this Merger Protocol.

Executive Board means the executive board (raad van bestuur) of TNT.

EXECUTION COPY

Fairness Opinions means the fairness opinion issued by Goldman Sachs International and the fairness opinion issued by Lazard B.V. as referred to in clause 3.2.

Foundation means Stichting Continuïteit TNT Express.

Foundation Option Agreement means the option agreement between TNT and the Foundation dated 31 May 2011.

HSR Act means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Incentive Plans means the BMPlan and OMPlan together.

Independent Members means the independent members on the Supervisory Board, from time to time.

Integration Committee has the meaning given to it in clause 7.1.

Interim Period means the period from the date of this Merger Protocol until the earlier of (i) the Settlement Date or (ii) the date on which this Merger Protocol is terminated.

Irrevocable has the meaning given to it in Recital (Q).

Joint Announcement has the meaning given to it in clause 2.6.

Key Employee means any employee of TNT Group earning a gross salary of EUR 250,000 or more.

Long Stop Date means 28 February 2013.

Matching Revised Offer has the meaning given to it in clause 14.5(c).

Matching Right has the meaning given to it in clause 14.5(b).

Material Adverse Effect means any change, event, circumstance or effect (any such items an Effect) individually or when taken together with all other Effects that have occurred between the date of this Merger Protocol and the Commencement Date or the Closing Date, as the case may be, that is or is reasonably likely to be sustainably materially adverse to the business, the assets, capitalization or financial condition of TNT taken as a whole with its Affiliates such that UPS cannot reasonably be expected to commence the Offer or to declare the Offer unconditional, as the case may be, provided, however, that for the purpose of determining whether there has been, or will be, a Material Adverse Effect, only Effects will be taken into account which:

(i)	materially affect or are reasonably likely to materially affect the economies in which the Group operates generally or the world economy as a whole;

(ii)	result from changes materially affecting European economic conditions or financial, debt, credit or securities capital market conditions; or

(iii)	result from any outbreak or escalation of war or major hostilities or act of terrorism leading to a material market disruption;

it being understood that any Effect which is known or should have been known to UPS as per the date of this Merger Protocol will not qualify as a Material Adverse Effect.

EXECUTION COPY

Matters in Dispute has the meaning given to it in Schedule 5.

Member States means the states that are party to the Treaty on European Union and to the Treaty on the Functioning of the European Union.

Merger means the Offer and all transactions contemplated therewith.

NYSE means the New York Stock Exchange, operated by NYSE Euronext.

Notice of Disagreement has the meaning given to it in clause 4.9.

Offer means the recommended public offer (openbaar bod) to be made by UPS or a wholly-owned subsidiary of UPS in respect of all Shares, as described in this Merger Protocol.

Offer Conditions means the conditions precedent to the Offer, as set out in clause 4.3.

Offer Memorandum means the offer memorandum (biedingsbericht) to be made available by UPS in connection with the Offer (together with all amendments and supplements thereto).

Offer Period means the acceptance period (aanmeldingstermijn) of the Offer.

Offer Price means a cash amount of EUR 9.50 (nine euro and fifty cents) for each Share tendered (cum dividend, except for a financial year 2011 final dividend payment not exceeding EUR 0.004 per Share).

Other Key Competition Clearances means the approval from the relevant antitrust authorities in Australia, China, Israel, Russia, Turkey and the United States in respect of the transactions contemplated by this Merger Protocol or the expiry of the statutory or otherwise imposed waiting period in the aforementioned countries.

OMPlan has the meaning given to it in clause 11.4.

One-Off Matching Rights has the meaning given to it in clause 11.4.

Parties means UPS and TNT and Party means any single one of them.

Phase I Competition Clearance means that the transactions contemplated by this Merger Protocol are declared by the European Commission to be compatible with the common market, whether unconditionally or subject to any such conditions, obligations, undertakings or modifications as the decision may identify, pursuant to Article 6(1)(a), 6(1)(b) or 6(2) of the EC Merger Regulation or deemed to have been declared compatible with the common market pursuant to Article 10(6) of the EC Merger Regulation.

Phase II Competition Clearance means that the transactions contemplated by this Merger Protocol are declared by the European Commission to be compatible with the common market, whether unconditionally or subject to any such conditions, obligations, undertakings or modifications as the decision may identify, pursuant to Article 8(1) or 8(2) of the EC Merger Regulation or deemed to have been declared compatible with the common market pursuant to Article 10(6) of the EC Merger Regulation.

Phase II Investigation means the in-depth investigation by the European Commission pursuant to Article 6(1)(c) of the EC Merger Regulation.

EXECUTION COPY

Position Statement means the position statement of the Boards of TNT to be issued in connection with the Offer.

Post Closing Acceptance Period means the post closing acceptance period (na-aanmeldingstermijn) of no more than two (2) weeks that may be announced by UPS in the event that the Offer is declared unconditional (gestanddoening).

Post-Closing Measures has the meaning given to it in clause 6.3.

Potential Competing Offer has the meaning given to it in clause 14.1.

Pre-Signing Due Diligence means the high level due diligence investigation performed by UPS and its advisors into certain financial, operational, legal and tax aspects of the TNT Group and its businesses prior to the signing of this Merger Protocol.

Protective Preference Shares means the preference shares in the share capital of TNT with a nominal value of EUR 0.08 each.

Recommendation has the meaning given to it in clause 3.1(b).

Regulatory Authority has the meaning given to it in clause 4.6.

Relationship Agreement means the relationship agreement entered into by TNT and TNT N.V. (currently named PostNL N.V.) on 7 April 2011.

Schedules means all schedules to this Merger Protocol.

Settlement Date means the date on which, in accordance with the terms of the Offer, UPS will pay the Offer Price to the holders of Shares.

Shares means the issued ordinary shares in the share capital of TNT, from time to time, together with any shares that may be issued by TNT pursuant to the exercise of share options and/or convertible debt instruments prior to the Closing Date, and Share means any single one of them.

Special Covenants has the meaning given to it in clause 9.1.

Subsequent Higher Offer has the meaning given to it in clause 14.4.

Supervisory Board means the supervisory board (raad van commissarissen) of TNT.

Terminating Party has the meaning given to it in clause 15.1(b).

TNT means TNT Express N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of The Netherlands, having its corporate seat in Amsterdam, the Netherlands and its office address at Taurusavenue 111, 2132 LS Hoofddorp, The Netherlands.

TNT Group means TNT and its Affiliates.

Ultimate Launch Date means 30 June 2012.

Unconditional Date means the day on which UPS publicly declares the Offer unconditional, which shall be no later than the third Business Day after the Closing Date.

EXECUTION COPY

UPS means United Parcel Service, Inc., a corporation organised and existing under the laws of the State of Delaware, having its address at 55 Glenlake Parkway, Atlanta, Georgia 30328, USA.

Wft means the Dutch Act on Financial Supervision (Wet op het Financieel Toezicht).

WOR means the Dutch Works Council Act (Wet op de Ondernemingsraden).

Works Council means the central works council of TNT Nederland B.V. (previously named TNT Head Office B.V.).

EXECUTION COPY

SCHEDULE 2

JOINT ANNOUNCEMENT

EXECUTION COPY

SCHEDULE 3

WARRANTIES

PART I

TNT represents and warrants to UPS that at the date of this Merger Protocol, each of the following is true and accurate:

1.1 TNT is validly existing and is a company duly incorporated under the laws of The Netherlands as a limited liability company (naamloze vennootschap). Each Affiliate is a corporation or other entity duly organised and validly existing under the laws of the jurisdiction of its incorporation or organisation.

1.2 TNT and each of its Affiliates have full power and authority (corporate or otherwise) to carry on its respective business as currently conducted and, with respect to TNT, to enter into, execute, deliver and carry out the terms of this Merger Protocol and to incur and discharge its obligations provided for herein.

1.3 TNT has taken all corporate action required by it to authorise it to perform its obligations pursuant to this Merger Protocol and neither the execution of this Merger Protocol by TNT, nor the consummation of the transactions contemplated hereby, will conflict with, or result in, any breach of any material obligation of TNT or trigger any obligations or liabilities of material importance for TNT as a whole.

1.4 This Merger Protocol has been duly and properly executed and duly delivered, as required by law, by TNT, and assuming due authorisation, execution and delivery of this Merger Protocol by UPS, constitutes a legal and binding obligation of TNT, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganisation or other similar laws affecting the enforcement of the creditors’ rights generally or by general principles of equity.

1.5 No action has been taken or is contemplated to dissolve or liquidate TNT or any of its Affiliates, and, to the knowledge of TNT, no insolvency proceedings have been proposed, commenced or threatened against TNT or any of its Affiliates and no judgment has been made or is pending declaring TNT or any of its Affiliates insolvent.

1.6 The Shares are duly authorised, validly issued and fully paid up and, at the date of this Merger Protocol, constitute the entire issued share capital of TNT.

1.7 Recitals (G), (H) and (I) correctly reflect the details of the share capital of TNT.

1.8 There are no other outstanding rights granted by TNT to subscribe for any securities in TNT, other than the ADRs and any entitlements pursuant to the Incentive Plans and except for the rights granted to the Foundation pursuant to the Foundation Option Agreement.

1.9 To the best knowledge of TNT, the public disclosures made by or on behalf of TNT since 26 May 2011 (including but not limited to regulatory filings, financial statements, press releases and other information communicated to the market) are true and accurate in all material respects and do not require any further disclosure or update in order to avoid any such prior disclosure being materially incorrect, misleading or incomplete by reference to the date of the relevant disclosure and TNT has not failed to observe any obligation to make any such public disclosure.

EXECUTION COPY

1.10 In so far as TNT has postponed the public disclosure of price sensitive information as permitted by, and in accordance with, article 5:25i Wft, such information has been fairly disclosed to UPS in the Pre-Signing Due Diligence.

1.11 The entitlements pursuant to the Incentive Plans are correctly set out in this Merger Protocol.

EXECUTION COPY

PART II

UPS represents and warrants to TNT that at the date of this Merger Protocol, each of the following is true and accurate:

1.1 UPS is validly existing and is a company duly incorporated under the laws of the State of Delaware.

1.2 UPS has full power and authority (corporate or otherwise) to carry on its business as currently conducted and to enter into, execute, deliver and carry out the terms of this Merger Protocol and to incur and discharge its obligations provided for herein.

1.3 UPS has taken all corporate action required by it to authorise it to perform its obligations pursuant to this Merger Protocol and neither the execution of this Merger Protocol by UPS, nor the consummation of the transactions contemplated hereby, will conflict with, or result in, any breach of any material obligation of UPS.

1.4 This Merger Protocol has been duly and properly executed and duly delivered, as required by law, by UPS, and assuming due authorisation, execution and delivery of this Merger Protocol by TNT, constitutes a legal and binding obligation of UPS, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganisation or other similar laws affecting the enforcement of the creditors’ rights generally or by general principles of equity.

1.5 At the date of this Merger Protocol, UPS does not hold any Shares or rights to Shares, other than in respect of the Irrevocable.

1.6 Given its AA- corporate credit rating , its current cash reserves (including marketable securities) of over USD 4 billion and its existing relationships with banks, UPS will be able to finance the acquisition of Shares pursuant to the Offer and subsequent squeeze-out proceedings. UPS will determine the optimal financing structure and finalize the substance of definitive arrangements with its banks before the date on which it would need to make a certain funds announcement as required by article 7 paragraph 4 of the Decree.

1.7 To the best knowledge of UPS, the information relating to UPS provided by or on behalf of UPS to TNT on the occasion of the presentations and negotiations in respect of the Offer during the period between 13 December 2011 and the date hereof, is true and accurate in all material respects and does not require any update in order to avoid any such information being materially incorrect or misleading.

EXECUTION COPY

SCHEDULE 4

INTERIM PERIOD

During the Interim Period, without the prior written consent of UPS, which shall not unreasonably be withheld or delayed, TNT shall refrain from the following actions (and TNT shall procure that the companies forming part of the TNT Group shall refrain from taking any such actions):

(a)	make any material changes to the legal, tax or accounting structure of the TNT Group;

(b)	in respect of TNT, declare, pay or agree to pay or declare any dividend or make or agree to make any distribution in kind, whether from capital or reserves, including the acquisition of own shares and the reduction of share capital;

(c)	amend its articles of association or similar constitutional documents (including shareholders and joint venture agreements);

(d)	create, extend, grant, issue, or agree to create, extend, grant, issue or allow any third party rights over (i) any of the TNT Group’s material assets and (ii) any securities in members of the TNT Group, except in the ordinary course of business;

(e)	create, issue, increase, acquire, reduce, repay, redeem or dispose of, or agree to create, issue, increase, acquire, reduce, repay, redeem or dispose of any shares or equity interests, including options, in the capital of TNT or instruments convertible into shares;

(f)	grant, or agree to grant, any option in respect of any shares or other securities;

(g)	make or enter into any capital or investment commitments or operating leases that individually exceed EUR 7 million other than disclosed in the Due Diligence Information, or make any acquisitions or divestments involving amounts in excess of EUR 7 million;

(h)	enter into any covenant not to compete;

(i)	except pursuant to any existing agreed arrangements, materially increase, or agree to materially increase the remuneration (including fringe, severance, retirement, death or disability benefits) of any of its directors, officers or Key Employees or make any material change in the provisions of employment of any of its directors, officers or Key Employees or employ or end the employment of any such person or grant, or agree to grant, any bonuses or any other material one-off benefits to its directors, officers or Key Employees;

(j)	enter into any new material borrowings or change or agree to change the principal terms of any material existing borrowings;

(k)	enter into or terminate any material agreement outside the ordinary course of business (such as an outsourcing agreement) or any supplier agreement that has a duration of more than three (3) years, any of which involves an aggregate cost or exposure in excess of EUR 7 million;

(l)	dispose of any material rights to use any intellectual property or dispose of or disclose to any person any trade secrets, formula, process or know-how owned or possessed by the TNT Group;

EXECUTION COPY

(m)	provide, extend or renew any guarantee or security for the obligations of any other party other than those of any of the companies forming part of the TNT Group and except in the ordinary course of business;

(n)	sell or dispose of, or create, extend, grant, issue, encumber, or agree to sell or dispose of, or create, extend, grant, issue, encumber or allow any third party rights over any of the TNT Group’s material assets except in the ordinary course of business;

(o)	enter into, terminate or materially amend any employee benefit plans, severance, insurance, redundancy (including, without limitation, any social plans), pension or other employee benefit plan or collective bargaining agreement, other than those in line with existing plans or agreements or in line with market practice in the relevant country;

(p)	appoint any new senior managers or dismiss any senior managers, unless for any reason of serious cause requiring immediate action;

(q)	make any tax election or settle or compromise any material tax liability for an amount in excess of EUR 2 million per matter and EUR 10 million in aggregate, except if such tax liability was provided for in TNT’s consolidated financial statements for the year ended 2011; and

(r)	settle any litigation involving an amount exceeding EUR 2 million.

EXECUTION COPY

SCHEDULE 5

BINDING ADVICE

(a)	These terms indicate the proceedings and the basis for the Binding Advice in respect of the matters in dispute between the Parties (the Matters in Dispute).

(b)	The Matters in Dispute are to be set out in the Parties’ respective Notice of Disagreement and Counter-Notice of Disagreement and any notices delivered by either Party under clauses 4.9 and 4.10. The Parties agree that such notices together set out all of the Matters in Dispute between the Parties which are to be the subject of the Binding Advice process contemplated herein.

(c)	The Binding Advisor shall be entitled to make such additional enquiries as he may determine in his discretion (Enquiries) to assist with the Binding Advice. Any such Enquiries will be made in writing jointly to the Parties setting out the issues that the Binding Advisor considers that either or both Parties should address.

(d)	The Binding Advisor shall ensure that either Party has a reasonable opportunity to present its arguments, taking into account the timeframe to render the Binding Advice, and shall treat the Parties equally.

(e)	The Binding Advisor may seek advice from experts where there is any question or issue arising from any of the information submitted which require specialist expertise outside the scope of the Binding Advisor’s own expertise. In the event the Binding Advisor decides to obtain external advice, he will make the requirement known to the Parties.

(f)	The Parties require this dispute to remain confidential between them, the Binding Advisor and any expert engaged by the Binding Advisor. The Binding Advisor agrees to observe and ensure such confidentiality and to ensure that all documentation and correspondence remain confidential. The Binding Advisor will not disclose any confidential information concerning the Parties’ business to third parties without the relevant Party’s prior written consent unless otherwise required by law, a court of competent jurisdiction, taxation authorities or other government or regulatory authority.

(g)	The Binding Advisor shall render his Binding Advice as amiable compositeur. The Binding Advice shall be final and binding on the Parties as regards the fulfilment and/or waiver of the Commencement Conditions or Offer Conditions, as the case may be.

(h)	The Binding Advice shall set out in writing, for each of the Matters in Dispute, a decision as to the fulfilment or waiver of the relevant Condition, or Conditions, and a brief explanation of the basis upon which the Binding Advisor reached his Binding Advice.

(i)	Costs of the Binding Advisor will be shared equally between the Parties unless the Binding Advisor determines otherwise.